# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Americas Gold & Silver Corp, CIK 0001286973
CUSIP: 03062D100
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 145 KING ST. W., SUITE 2870, Toronto, Ontario Canada (A6), M5H 1J8
Date of event which requires filing of this statement: 03/20/2026
Filed by CIK 0001491714
Persons authorized to receive notices and communications: Mark Mandel, Baker & McKenzie LLP, 452 Fifth Avenue, New York, New York (NY), 10018, (212) 626-4100

## Reporting persons
- Sprott Eric (CIK 0001491714): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: affiliate funds (AF); sole voting power 193,104; shared voting power 39,860,836; sole dispositive power 193,104; shared dispositive power 39,860,836; aggregate amount beneficially owned 40,053,940 (12.4% of the class)
  Comment: 1 Includes (i) 36,908,000 Common Shares of Americas Gold & Silver Corp (the "Issuer") held of record by Sprott Mining Inc. ("Sprott Mining"), a wholly-owned subsidiary of 2176423 Ontario Ltd. ("2176423 Ontario"), (ii) 2,952,836 Common Shares of the Issuer held of record by 2176423 Ontario. Eric Sprott controls 2176423 Ontario and has the power to direct the voting and disposition of Common Shares held by the entity through his ownership interests in 2176423 Ontario. Eric Sprott controls Sprott Mining and has the power to direct the voting and disposition of Common Shares held by the entity through his ownership interests in 2176423 Ontario.
  
  2 The percentage set forth in Row 13 of this Cover Page is calculated based on 322,886,429 Common Shares outstanding (the "Common Shares Outstanding"), as reported by the Issuer on its registration statement on Form F-3 filed with the Securities and Exchange Commission (the "Commission") on January 23, 2026.
- 2176423 Ontario Ltd. (CIK 0001925668): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 39,860,836; sole dispositive power 0; shared dispositive power 39,860,836; aggregate amount beneficially owned 39,860,836 (12.35% of the class)
  Comment: 3 Includes 36,908,000 Common Shares of the Issuer held of record by Sprott Mining, a wholly-owned subsidiary of 2176423 Ontario.
  
  4 The percentage set forth in Row 13 of this Cover Page is calculated based on the Common Shares Outstanding, as reported by the Issuer on its registration statement on Form F-3 filed with the Commission on January 23, 2026.
- Sprott Mining Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 36,908,000; sole dispositive power 0; shared dispositive power 36,908,000; aggregate amount beneficially owned 36,908,000 (11.43% of the class)
  Comment: 5 The percentage set forth in Row 13 of this Cover Page is calculated based on the Common Shares Outstanding, as reported by the Issuer on its registration statement on Form F-3 filed with the Commission on January 23, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: Americas Gold & Silver Corp
Address of issuer's principal executive offices: 145 KING ST. W., SUITE 2870, Toronto, Ontario Canada (A6), M5H 1J8
Comment: This Amendment No. 4 (this "Amendment") is being filed to update the percentage of shares beneficially owned by the Reporting Persons and hereby amends and supplements the original Statement filed with the SEC on December 23, 2024 and further amended on November 24, 2025, December 8, 2025 and December 11, 2025. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Statement. Except as amended or supplemented hereby, the information set forth in the Statement remains unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On March 20, 2026, Sprott Mining completed a sale of 5,000,000 shares of Common Stock of the Issuer at an average price per share of $7.32 for combined gross proceeds of approximately $36,588,000.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information provided on the cover pages to this Amendment is hereby incorporated by reference. As of the close of business on March 20, 2026, the Reporting Persons acquired or have been granted, and for the purposes of Rule 13d-3 of the Exchange Act, beneficially own, an aggregate of 40,053,940 Common Shares, which represents approximately 12.40% of the Common Shares Outstanding, as reported by the Issuer on its registration statement on Form F-3 filed with the Commission on January 23, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses in rows 7, 8, 9 and 10 of the cover pages to this Amendment are hereby incorporated by reference.
Transactions in the class effected during the past sixty days: Except for the transaction described in Item 3 of this Amendment and the transactions described in Item 3 of Amendments 1 and 2, the Reporting Persons have not engaged in any transaction during the past 60 days involving the Common Shares of the Issuer.

## Signatures
- Sprott Eric: /s/ Eric Sprott, Eric Sprott (03/24/2026)
- 2176423 Ontario Ltd.: /s/ Eric Sprott, Eric Sprott/President (03/24/2026)
- Sprott Mining Inc.: /s/ Eric Sprott, Eric Sprott/President (03/24/2026)